EXHIBIT 99.3

October 14, 2010 01:26 PM Eastern Daylight Time

Cazador Acquisition Corporation Ltd. Announces Closing of $46,000,000 Initial Public Offering

NEW YORK--(BUSINESS WIRE)--Cazador Acquisition Corporation Ltd. (the "Company") (Nasdaq: CAZAU), a special purpose acquisition company formed for the purpose of acquiring an operating business in developing countries in Central and Eastern Europe, Latin America or Asia, today announced that is has closed its initial public offering of 4,600,000 units, including 600,000 units issued in connection with the underwriters’ over-allotment option, which was exercised on October 8, 2010. Each unit issued in the initial public offering consists of one share of the Company's common stock and one warrant to purchase one share of common stock at an exercise price of $7.50 per share.

The Company has deposited $46,165,000 (including the proceeds of a previously announced private placement), or approximately $10.036 per share, into a trust account maintained by Continental Stock Transfer & Trust Company, acting as trustee. None of the funds held in trust will be released from the trust account, other than interest income net of taxes for working capital, until the earlier of (i) the consummation by the Company of a business combination transaction within the required time frame and (ii) the Company's redemption of 100% of the public shares sold in the offering if the Company is unable to consummate a business transaction within the required time frame.

Rodman & Renshaw, LLC, a subsidiary of Rodman & Renshaw Capital Group, Inc. (Nasdaq: RODM) and Maxim Group LLC acted as joint book-running managers of the offering. Chardan Capital Markets, LLC, EarlyBirdCapital, Inc. and Macquarie Capital acted as co-managers of the offering.

The offering of these securities will be made only by means of a prospectus. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Copies of the final prospectus relating to the offering may be obtained for free by visiting the U.S. Securities and Exchange Commission website at http://www.sec.gov. Alternatively, a copy of the prospectus related to this offering may be obtained from Rodman & Renshaw, LLC, Prospectus Department, 1251 Avenue of the Americas, New York, NY, 10020, telephone: 212-430-1710 or email: prospectus@rodm.com.

Contacts

Cazador Acquisition Corporation Ltd.
Francesco Piovanetti, +1 787-993-9650
business@cazador1.com
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